Mizuho Markets Americas LLC

Statement of Financial Condition

March 31, 2021

With Report of Independent Auditors



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mizuho Markets Americas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas
(No. and Street)

(City) (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kronenberg (212) 209 - 9499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, David Kronenberg, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mizuho Markets Americas LLC, as of March 31, 2021, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
On this the 1st day of June, 2021, before me, Julie A. Grossman, the undersigned Notary Public, personally appeared David Kronenberg, who is known to me (or satisfactorily proven) to be the person whose name he subscribed to in the Oath or Affirmation relating to the financial statements and supporting schedules of Mizuho Markets Americas LLC as of March 31, 2021.
In witness whereof I hereunto set my hand.

Julie A. Grossman
Julie A. Grossman
Notary Public
My commission expires: December 20, 2023
Registration number: 02GR6174635

Notary Public

David Kronenberg
Signature

Managing Director &
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ Report of Independent Auditors
- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Income
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Subordinated Borrowing
- ☒ (g) Notes to Statement of Financial Condition
- ☐ (h) Computation of Net Capital Pursuant to Rule 18a-1Under the Securities Exchange Act of 1934
- ☐ (i) Reconciliation of Unaudited FOCUS to Statement of Financial Condition
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing Exemption from Internal Control over Compliance with the Financial Responsibility Rules (the "Exemption Report") and Report of Independent Registered Public Accounting Firm

Mizuho Markets Americas LLC

Statement of Financial Condition
March 31, 2021

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-
6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

The Governing Body and Management of Mizuho Markets Americas LLC

We have audited the accompanying statement of financial condition of Mizuho Markets Americas LLC (the Company) as of March 31, 2021 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 1, 2021

Mizuho Markets Americas LLC
Statement of Financial Condition

March 31, 2021

(In Thousands)

Assets

Cash and cash equivalents	$	288,916
Securities borrowed		46,692
Securities owned, at fair value (including securities pledged of $202,298)		204,243
Derivatives		64,456
Receivables from brokers/dealers, clearing organizations and customers		335,246
Receivable from affiliates		12
Accrued interest and dividends receivable		527
Total assets	$	940,092

Liabilities and member's equity

Securities loaned	$	279,203
Securities sold, not yet purchased, at fair value		230,589
Derivatives		196,645
Payables to brokers/dealers, clearing organizations and customers		65,164
Payables to affiliates		2,158
Accrued interest and dividends payable		105
Accrued expenses and other liabilities		190
Total liabilities	$	774,054
Subordinated borrowing		130,000
Member's equity		36,038
Total liabilities and member's equity	$	940,092

The accompanying notes are an integral part of the Statement of Financial Condition

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

Mizuho Markets Americas LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Mizuho Capital Markets LLC ("MCM"). The Company participates in the purchase and sale of equity derivatives and registered with the Securities and Exchange Commission ("SEC") as an Over-the-Counter derivatives dealer in September 2020.

MCM, a Delaware limited liability company, is a wholly owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. The Company considered the current economic environment, including the effects of the global COVID-19 pandemic, on its businesses in preparation of the Statement of Financial Condition. The COVID-19 pandemic continues to impact the financial markets in which the Company operates, resulting in increased volatility and uncertainty. As the situation evolves, the Company is continuously monitoring the potential risks associated with both the direct and indirect impact of the COVID-19 pandemic on its estimates and assumptions.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company had cash equivalents of $285,000 as of March 31, 2021, consisting of money market funds.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, Financial Instruments ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, when available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or returns additional collateral as necessary.

Securities borrowed and loaned transactions are generally recognized on the Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Statement of Financial Condition. At March 31, 2021, the Company had no such transactions.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the Statement of Financial Condition as either assets or liabilities at fair value. Transactions in derivative instruments are recorded on a trade date basis. In accordance with ASC 815, Derivatives and Hedging ("ASC 815"), the Company nets certain derivative contracts with the same counterparty and eligible collateral in the Statement of Financial Condition. The Company does not apply hedge accounting

Mizuho Markets Americas LLC
Notes to Statement of Financial Condition
(In Thousands)

2. Summary of Significant Accounting Policies (continued)

as defined in ASC 815. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are not actively quoted and cannot be validated through external sources including brokers, market transactions and third-party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices. Refer to Note 3 for additional details of financial instruments.

Interest and dividends

The Company generally earns interest on cash and cash equivalents, securities borrowed, securities owned, and amounts pledged as collateral. The Company pays interest on amounts received as collateral, securities loaned, securities sold, not yet purchased and subordinated borrowings. Related interest amounts, including accrued interest, are included in accrued interest and dividends receivable or accrued interest and dividends payable on the Statement of Financial Condition.

Dividends are accrued on securities owned and sold, not yet purchased on ex-dividend date. Related dividend amounts, including accrued dividends, are included in accrued interest and dividends receivable or accrued interest and dividends payable on the Statement of Financial Condition.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rate at the date of the Statement of Financial Condition.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more-likely-than-not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax assets or liabilities are recognized in the Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

Accounting pronouncements adopted during 2020

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments). This ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under the CECL model, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU 2019-11, 2019-04, for codification improvements related to ASU 2016-13. This ASU affects loans, debt securities, net investments in leases and off-balance-sheet credit exposures, as well as any other financial assets that are not excluded from the scope and have the contractual right to receive cash. This ASU will be applicable for Financial Statements issued for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on its Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of disclosure in the notes to Statement of Financial Condition by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's Statement of Financial Condition. The Company adopted the ASU in 2020 and enhanced the Company's Level 3 Fair Value disclosures. Refer to Note 5 for the fair value disclosures as of March 31, 2021.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU facilitates the transition by providing optional expedients and exceptions to the existing accounting requirements for contract modifications and hedging relationships, and other transactions impacted

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

by the reference rate reform. This ASU became effective on March 12, 2020 and applies to contracts and hedging relationships entered into on or prior to December 31, 2022. Subsequently the FASB issued ASU 2021-01 for codification improvements related to ASU 2016-13. The Company is evaluating which transitional guidance will be adopted, but does not expect there to be a material impact on its Statement of Financial Condition.

3. Financial Instruments

Derivative financial instruments

The Company transacts in derivative instruments to meet the financing and hedging needs of customers and to manage exposures to market and interest rate risk in connection with normal trading activities. These derivative instruments mainly include equity forwards, total return swaps, option contracts and futures contracts. These instruments involve, to varying degrees, elements of credit, interest rate, and currency risk.

Equity forwards consist of a delayed delivery of equity securities at a specified future date and price. Such equity forwards are bilateral and face the counterparty directly.

Total return swap contracts include payments based on a set rate in exchange for a return on an underlying stock or equity index.

Option contracts include OTC and exchange-traded options. Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. OTC options consist primarily of call spreads. A call spread overlay is the use of the call spread option strategy by issuers of convertible bonds. By overlaying a call spread option over a convertible bond the issuer can synthetically alter the exercise price of the convertible bond. The Call Spread is a relatively simple derivative structure that can alter the structure of a convertible bond from the perspective of the issuer.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

3. Financial Instruments (continued)

prevailing market prices, which may differ from the amount reflected on the Statement of Financial Condition.

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2021. Fair value balances are presented net of derivative valuation adjustments, but prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities on the Statement of Financial Condition are adjusted on an aggregate basis to take into effect the legally enforceable master netting agreements with netting due to cash collateral received or paid.

| | Notional amount | Fair value | |
		Derivative receivables	Derivative payables
Equity Forwards	$ 18,495	$ 12,739	$ –
Total Return Swaps	175,427	2,461	6,409
Option Contracts	5,772,927	59,803	202,335
Offset in the Statement of Financial Condition			
Counterparty Netting		(10,547)	(10,547)
Cash Collateral Netting		–	(1,552)
	$ 5,966,849	$ 64,456	$ 196,645

Valuation adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are achieved by developing and calibrating sophisticated pricing models to determine the fair value and appropriate exit price. The Company utilizes a valuation methodology that incorporates various valuation adjustments ("XVA") in the valuation of open derivative trades.

XVA is comprised of credit valuation adjustment ("CVA"), which accounts for the counterparty credit risk inherent in the uncollateralized portion of derivative portfolios, funding cost adjustment ("FCA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet assets and funding benefit adjustment ("FBA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet liabilities. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels. For derivatives that include significant

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

3. Financial Instruments (continued)

unobservable inputs, the Company makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Offsetting assets and liabilities

For those derivative activities transacted under legally enforceable master netting agreements, the Company has the right, in the event of default by the counterparty, to liquidate collateral and to offset receivables and payables with the same counterparty. For purposes of the Statement of Financial Condition, and in accordance with ASC 210-20, Offsetting, and ASC 815 Derivatives and Hedging, the Company offsets derivatives assets, liabilities, and cash collateral, except on initial margin, held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with FASB ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters, the Company offsets securities borrowed and securities loaned on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements as of March 31, 2021. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

3. Financial Instruments (continued)

Assets	(a) Gross Amounts of Recognized Assets	(b) Gross Amounts Offset in the Statement of Financial Condition (2)	(c)=(a)-(b) Net Amounts of Assets Presented in the Statement of Financial Condition	(d) Gross Amounts Not Offset in the Statement of Financial Condition (1)		(e)=(c)-(d)
				Financial Instruments (3)	Collateral Received (4)	Net Amount
Derivatives	$ 75,003	$ 10,547	$ 64,456	$ 49,134	$ –	$ 15,322
Securities borrowed	46,692	–	46,692	46,692	–	–

Liabilities	(a) Gross Amounts of Recognized Liabilities	(b) Gross Amounts Offset in the Statement of Financial Condition (2)	(c)=(a)-(b) Net Amounts of Liabilities Presented in the Statement of Financial Condition	(d) Gross Amounts Not Offset in the Statement of Financial Condition (1)		(e)=(c)-(d)
				Financial Instruments (3)	Collateral Delivered (4)	Net Amount
Derivatives	$ 208,744	$ 12,099	$ 196,645	$ 49,134	$ –	$ 147,511
Securities loaned	279,203	–	279,203	46,692	232,512	–

(1) For some counterparties, the financial instruments and collateral not net on the Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(2) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(3) These represent assets / liabilities with the same counterparties that are not presented net on the Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(4) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties / collateral values posted on net liabilities recognized after consideration of assets with the same counterparties (note (3)).

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities loaned at March 31, 2021:

Mizuho Markets Americas LLC
Notes to Statement of Financial Condition
(In Thousands)

3. Financial Instruments (continued)

	Remaining Contractual Maturity of Agreements		
	Open	Overnight	Total
Securities loaned			
Collateral pledged:			
Equities	$ 279,203	$ –	$ 279,203
Total	$ 279,203	$ –	$ 279,203

4. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Credit risk management

Credit risk is the risk of loss from a counterparty's failure to meet its obligations. The Company's derivatives transactions are with financial and non-financial institutions. The risk of default depends on the creditworthiness of the counterparty. Credit risk is managed by entering into master netting agreements, which would reduce the maximum amount of loss. For financial and non-financial institutions with which collateral agreements have not been established, the Company assumes the counterparty risk. However, some of those counterparties provide a parent guarantee under an ISDA Master Agreement or letters of credit to manage the Company's credit risk.

With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties.

The distribution of the Company's credit risk (excluding transactions with affiliates and clearinghouses) by region and by using the lower of Standard & Poor's, Moody's or equivalent rating category was as follows:

4. Risk Management (continued)

Region	Carrying Value	
Europe	2.22%	$ 318
North America	97.78%	13,999

Credit ratings		
A	2.22%	
BBB/Baa	86.88%	
BB and below/Ba and below	10.90%	

Market risk management

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and securities, are subject to market risk. A number of factors, including the size, duration, composition and diversification of positions, the absolute and relative levels of equity prices, interest rates, foreign currency exchange rates, equity volatility and illiquidity, determine the Company's exposure to market risk. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Operational risk management

Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, and financial crime. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. There was no operational risk that had a material impact on the Company's Statement of Financial Condition.

5. Fair Value Measurements

The Company applies the methods of calculating fair value defined in ASC 820, Fair Value Measurements and Disclosure, to value its financial assets and liabilities, where applicable. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

5. Fair Value Measurements (continued)

liability in an orderly transaction between market participants at the measurement date" or an "exit price."

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. For inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1- Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include exchange-traded equity securities.

Level 2 - Assets and liabilities whose values are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If no quoted market prices are available, the fair values of OTC derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived from or corroborated by observable market data. Level 2 assets and liabilities consist of equity forwards and total return swaps.

Level 3 - Assets and liabilities whose values are based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

5. Fair Value Measurements (continued)

significant management judgment or estimation. Level 3 assets and liabilities consist of call spread options.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

Valuation techniques

Equity securities are measured at fair value using quoted prices for identical securities traded on exchanges. Derivative contracts can be exchange-traded or OTC. The Company classifies exchange-traded contracts typically within Level 1 of the fair value hierarchy. OTC derivatives that trade in liquid markets, such as forwards, swaps, and options, are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. If quoted market prices are not available, fair value is based upon internally developed valuation models that use current market-based or independently sourced market parameters, such as interest rates, currency rates, credit spreads, and option volatilities. Such models are often based on a discounted cash flow analysis.

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2021.

Description	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Balance as of March 31, 2021
Assets					
Securities owned, at fair value					
Equity securities	$ 204,243	$ –	$ –	$ –	$ 204,243
Derivatives	–	25,869	49,134	(10,547)	64,456
	$ 204,243	$ 25,869	$ 49,134	$ (10,547)	$ 268,699
Liabilities					
Securities sold, not yet purchased, at fair value					
Equity securities	$ 230,589	$ –	$ –	$ –	$ 230,589
Derivatives	–	35,562	173,182	(12,099)	196,645
	$ 230,589	$ 35,562	$ 173,182	$ (12,099)	$ 427,234

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

5. Fair Value Measurements (continued)

The following table presents the valuation technique covering the majority of Level 3 inventory and the most significant unobservable input used in Level 3 fair value measurements.

Significant Unobservable Input

	Category	Principal Valuation Technique	Significant Unobservable Valuation Input	Min	Max	Weighted Average
Derivatives	Equity-Related Contracts	Model-based	Equity volatility	37%	69%	50%

Uncertainty of Fair Value Measurements Relating to Unobservable Inputs

Valuation uncertainty arises when there is insufficient or disperse market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement. The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on

the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs. The following section describes the most significant unobservable input used by the Company in Level 3 fair value measurements.

Volatility

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as using comparable instruments, historical analysis or other sources of market information. This leads to uncertainty around the final fair value measurement of instruments with unobservable volatilities.

Transfers into/out of Level 3

There have been no transfers into or out of Level 3 as of March 31, 2021.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Receivables from and Payables to brokers/dealers, clearing organizations and customers

Amounts receivables from and payable to brokers/dealers, clearing organizations and customers at March 31, 2021 consist of the following:

	Receivables	Payables
Receivables and payables for trades pending settlement	$ 334,621	$ 469
Variation margin	332	64,331
Other	293	364
Total	$ 335,246	$ 65,164

Receivables and payables for trades pending settlement are determined by the contract prices of securities to be delivered or received by the Company. If a counterparty fails to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2021 were settled without a material effect on the Company's Statement of Financial Condition.

Variation margin balances represent excess net variation margin resulting from changes in the fair value of derivatives as well as variation margin not eligible for offsetting.

7. Subordinated Borrowing

The Company has a $130,000 subordinated note payable to MCM that is set to mature in September 2023. The interest rate on the note is based on one-month LIBOR plus a spread. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the SEC, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it cannot be repaid.

8. Related-Party Transactions

In the normal course of business, the Company transacts with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2021, the Statement of Financial Condition included the following balances with affiliates:

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

8. Related-Party Transactions (continued)

Statement of Financial Condition

Assets		
Securities borrowed	$	46,692
Receivables from brokers/dealers, clearing organizations and customers		56,822
Receivable from affiliates		12
Liabilities		
Securities loaned	$	279,203
Payables to brokers/dealers, clearing organizations and customers		64,320
Derivatives		3,180
Payables to affiliates		2,158
Accrued interest payable		11
Accrued expenses and other liabilities		2
Subordinated borrowing		130,000

Securities borrowed and loaned

Securities borrowed and loaned are comprised of agreements with MSUSA.

Receivables from and payable to brokers/dealers, clearing organizations and customers

The receivables from and payable to brokers/dealers, clearing organizations and customers are primarily with MSUSA and MCM.

Affiliate service expenses and related payables

The Company shares various resources for which they also share the associated costs. These are costs allocated to the Company, primarily from MSUSA and MCM. Amounts unpaid are reflected in payables to affiliates.

Subordinated borrowing

The Company had a $130,000 subordinated note payable to MCM with accrued interest payable in the amount of $10.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

8. Related-Party Transactions (continued)

Commitments and contingencies

The Company had lines with affiliates with total limits of $75,000, 50,000 and 200,000 with Mizuho Bank London branch ("MHBK London"), MCM and Mizuho Markets Cayman LP, respectively. The Company has a $150,000 guarantee from Mizuho Bank Ltd ("MHBK") on its negative exposure on derivatives transactions with counterparties.

9. Income Taxes

The Company is a single member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporation income tax purposes. The Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA files certain combined or unitary group tax return filings for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis, which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax assets or liabilities will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2021, the Company had an income tax payable of $376 due to an affiliate, which was recorded under payables to affiliates in the Statement of Financial Condition.

On March 27, 2020, the President of the United States signed The Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), and enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. The CARES Act did not have a material impact to the Company's Statement of Financial Condition.

10. Commitments and Contingencies

Litigation

In accordance with the provisions of ASC 450, Contingencies, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a certain range. The Company

Mizuho Markets Americas LLC
Notes to Statement of Financial Condition
(In Thousands)

10. Commitments and Contingencies (continued)

accrues when an amount within a range of loss is identified as the most likely result. There are currently no material accruals.

11. Net Capital Requirements

As a registered OTC derivatives-dealer, the Company is subject to the SEC's capital, margin, and segregation requirements for Security-Based Swap Dealers and Major Security-Based Swap Participants and Capital and Segregation Requirements for Broker-Dealers Rule 15c3-1, which requires the maintenance of minimum net capital in accordance with a formula set forth therein. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $20,000 or 2% of total risk margin as defined by SEC Rule 15c3-1, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2021, the Company's net capital of $95,688 was $75,688 in excess of the required amount of $20,000. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC.

12. Subsequent events

Under the provisions of ASC 855, Subsequent Events ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the preparation of the Statement of Financial Condition.

The Company evaluated all events subsequent to March 31, 2021, through June 1, 2021, the date on which the Statement of Financial Condition is available to be issued. There were no other material recognizable or non-recognizable subsequent events during this period.